EXHIBIT 99.1

Golar LNG Dividend Information

HAMILTON, Bermuda, May 28, 2014 (GLOBE NEWSWIRE) -- Reference is made to the first quarter 2014 report released on May 28, 2014. Golar LNG will be trading ex-dividend of a total dividend of $0.45 per share on June 4, 2014. The record date will be June 6, 2014 and the dividend will be paid on or about June 27, 2014.

Golar LNG Limited
Hamilton, Bermuda
28 May, 2014

CONTACT: Brian Tienzo
         Chief Financial Officer
         Tel + 44 207 063 7900